EXHIBIT 23.2

The Board of Directors

Riedman Corporation:

We consent to the incorporation by reference in this Amendment No. 1 to registration statement (No. 333-58006) on Form S-3 of Brown & Brown, Inc., relative to their registration of 180,830 shares of common stock, of our report dated February 23, 2001, with respect to the balance sheet of Riedman Insurance (a division of Riedman Corporation) as of December 31, 2000, and the related statements of income, stockholders' equity and cash flows for the year then ended, which report appears in the Form 8-K/A of Brown & Brown, Inc. dated March 23, 2001, as amended, and to the reference to our firm under the heading "Experts" in the prospectus.

/S/ KPMG LLP

August 3, 2001

Rochester, New York